U.S. SECURITIES AND EXCHANGE COMMISSION

			     WASHINGTON, D.C. 20549

				   FORM 12b-25

			   NOTIFICATION OF LATE FILING

				  (CHECK ONE):

			 [ ] Form 10-Q and Form 10-QSB

    [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form N-SAR
							 -------------------
     For Period Ended:  March 31, 1996                   | SEC FILE NUMBER |
     [ ] Transition Report on Form 10-K                  |     0-15205     |
     [ ] Transition Report on Form 20-F                  -------------------
     [ ] Transition Report on Form 11-K                  -------------------
     [ ] Transition Report on Form 10-Q                  |   CUSIP NUMBER  |
     [ ] Transition Report on Form N-SAR                 |    284447 10 9  |
     For the Transition Period Ended:                    -------------------
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	  Nothing in this Form shall be construed to imply that the
	  Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant
	  ELCOTEL, INC.

     Address of Principal Executive Office (Street and Number)
	  6428 PARKLAND DRIVE

     City, State and Zip Code
	  SARASOTA, FLORIDA 34243

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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     [X]         (a) The reasons described in reasonable detail in Part III of
		     this form could not be eliminated without unreasonable effort or expense;

     [X]         (b) The subject annual report, semi-annual report, transition
		     report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]         (c) The accountant's statement or other exhibit required by
		     Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The Registrant is seeking relief pursuant to Rule 12b-25(b) due to the fact that the Registrant's Form 10-KSB for the year ended March 31, 1996 could not be filed without unreasonable effort or expense. The Registrant has previously reported that one of its customers, Amtel Communications, Inc., and four related entities, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on August 3, 1995. On the date of the bankruptcy filing, Amtel owed the Company approximately $3.2 million. Amtel is in the process of pre-paring a new plan of reorganization which would cover the proposed treatment of the Company's claims against Amtel. Because the Company does not yet know the proposed treatment of its claims under such plan (although it does expect that such proposed treatment will result in a reduction of the receivable from Amtel), the Company was unable to complete its financial statements on a timely basis. The Company believes that it will be able to evaluate the proposed treatment of its claims under such reorganization plan and complete its financial statements in time to file its Form 10-KSB by July 16, 1996.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

	 RONALD M. TOBIN        941-758-0389
	 ---------------        ------------------
	    (Name)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

							       [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

							       [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   It is anticipated that the results of operations will be lower than the corresponding period in the prior year principally as a result of the charges against operations the Company expects to take in connection with the bankruptcy proceeding described in Part III above as well as lower revenues compared with the prior year. The amount of the reduction cannot presently be determined due to the reasons described in Part III above.

				 ELCOTEL, INC.
		  --------------------------------------------
		  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 1996                  By: /s/ Ronald M. Tobin
      ----------------                 -----------------------------------------
				       Ronald M. Tobin
				       Vice President
				       (Principal Financial Officer and
				       Chief Accounting Officer)